August 18, 2011

SENT VIA ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention:              Matt McNair, Esq. – Staff Attorney
Christian Windsor, Esq. – Special Counsel

Re:          Hills Bancorporation Registration Statement on Form S-3
File No. 333-174149

Ladies and Gentlemen:

Please consider this a formal request for acceleration of the effective date of the above-captioned Registration Statement of Hills Bancorporation to Monday, August 22, 2011 at 11:00 a.m. or as soon thereafter as is practicable.  This letter will confirm that the Registrant is aware of its respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-captioned Registration Statement.  Specifically, the Company again acknowledges as follows:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct the phone call or email confirming the effectiveness of the Registration Statement or any comments or questions you may have to our counsel, Thomas C. Blank at (419) 321-1394 (email: tblank@slk-law.com) or to Martin D. Werner at (419) 321-1395 (email: mwerner@slk-law.com) or to the undersigned.  Thank you for your assistance with this matter.

Respectfully submitted,

Hills Bancorporation

By:           /s/ James G. Pratt
James G. Pratt
Treasurer, Secretary and Chief Financial Officer